Venator Materials Corporation

May 26, 2017

VIA EDGAR

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Venator Materials Corporation

Request for Withdrawal of Registration Statement on Form 10 (File No. 001-37934)

Dear Mr. Ingram:

Venator Materials Corporation (the “Company”) hereby requests that the Company’s Registration Statement on Form 10-12B (No. 001-37934), as amended, and all exhibits thereto (the “Registration Statement”), pursuant to the Securities Exchange Act of 1934, as amended, be withdrawn effective on the date hereof or as soon thereafter as practicable. The Company requests the Registration Statement be withdrawn because, as previously announced, our parent, Huntsman Corporation, is pursuing an initial public offering of their Pigments & Additives business, rather than proceeding with the spin-off transaction described in the Information Statement filed as Exhibit 99.1 to the Registration Statement. The Registration Statement has not been declared effective and none of the Company’s securities have been sold or otherwise distributed pursuant to the Registration Statement.

Very truly yours,

Russ R. Stolle

By:	/s/ Russ R. Stolle
Name:	Russ R. Stolle
Title:	Senior Vice President, General Counsel and Chief Compliance Officer